Exhibit 99.1

Vipshop Reports Unaudited Second Quarter 2019 Financial Results

Conference Call to Be Held at 8:00 A.M. U.S. Eastern Time on August 15, 2019

Guangzhou, China, August 14, 2019 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights

•                  Total net revenue for the second quarter of 2019 increased by 9.7% year over year to RMB22.7 billion (US$3.3 billion) from RMB20.7 billion in the prior year period.

•                  GMV1 for the second quarter of 2019 increased by 11% year over year to RMB35.1 billion from RMB31.6 billion in the prior year period.

•                  Gross profit for the second quarter of 2019 increased by 25.9% year over year to RMB5.1 billion (US$741.3 million) from RMB4.0 billion in the prior year period.

•                  Net income attributable to Vipshop’s shareholders for the second quarter of 2019 increased by 19.3% year over year to RMB813.5 million (US$118.5 million) from RMB681.6 million in the prior year period.

•                  Non-GAAP net income attributable to Vipshop’s shareholders2 for the second quarter of 2019 increased by 84.2% year over year to RMB1.1 billion (US$154.8 million) from RMB576.9 million in the prior year period.

•                  The number of active customers3 for the second quarter of 2019 increased by 11% year over year to 33.1 million from 29.8 million in the prior year period.

•                  Total orders4 for the second quarter of 2019 increased by 33% year over year to 147.8 million from 111.3 million in the prior year period.

1  “Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, and offline stores during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, as well as Vipshop offline stores and Vipmaxx offline stores that were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

2  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from business acquisitions and equity method investments, (iii) tax effect of amortization of intangible assets resulting from business acquisitions, (iv) investment gain and revaluation of investments excluding dividends, (v) tax effect of investment gain and revaluation of investments excluding dividends, and (vi) share of gain in investment of limited partnership that is accounted for as an equity method investee.

3  “Active customers” is defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We are delighted to have finished the second quarter of 2019 with strong operational and financial results. During the quarter, we continued to demonstrate healthy growth momentum in our total active customers, which increased by 11% year over year. In addition, we recently announced our strategic acquisition of Shan Shan Outlets, aiming to further enhance our ecosystem and explore opportunities in online-and-offline integration. Since we refocused on discount apparel and our profitability, we have seen substantial improvement in our financial results and key operating metrics, proving our strategy is very effective. We remain committed to executing on our merchandising strategy and further expanding our market share in China’s discount apparel sector. We are confident that we can continue to deliver steady profitability improvement in the future.”

Mr. Donghao Yang, Chief Financial Officer of Vipshop, further commented, “We delivered solid financial results this quarter with a substantial improvement in our bottom-line both sequentially and on a year-over-year basis. Additionally, we generated robust free cash flow of RMB1.2 billion during the quarter, which increased by RMB2.2 billion from the prior year period. We continue to focus on our merchandising strategy, particularly in apparel—related categories, in which the GMV grew by 19% year over year in this quarter. The focus on the high margin apparel category has and will enable us to deliver continuous improvement in our gross margin and overall profitability. Going forward, we will continue to closely monitor the return on investment from all our businesses, especially that of our investment in offline stores. We aim to achieve balanced top- and bottom-line growth and are committed to delivering long-term, sustainable shareholder return.”

Second Quarter 2019 Financial Results

REVENUE

Total net revenue for the second quarter of 2019 increased by 9.7% year over year to RMB22.7 billion (US$3.3 billion) from RMB20.7 billion in the prior year period, primarily driven by the growth in the number of total active customers.

GROSS PROFIT

Gross profit for the second quarter of 2019 increased by 25.9% year over year to RMB5.1 billion (US$741.3 million) from RMB4.0 billion in the prior year period. Gross margin for the second quarter of 2019 increased to 22.4% from 19.5% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the second quarter of 2019 were RMB4.2 billion (US$612.5 million), as compared with RMB3.9 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the second quarter of 2019 decreased to 18.5% from 18.9% in the prior year period.

4  “Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms, net of orders returned.

•                   Fulfillment expenses for the second quarter of 2019 were RMB2.2 billion (US$320.3 million), as compared with RMB1.9 billion in the prior year period. As a percentage of total net revenue, fulfillment expenses for the second quarter of 2019 were 9.7%, as compared with 9.1% in the prior year period, primarily attributable to a write-down of RMB275.5 million related to the Zhaoqing warehouse due to land subsidence during construction. Excluding the write-down, fulfillment expenses as a percentage of total net revenue for the quarter were 8.5%.

•                      Marketing expenses for the second quarter of 2019 decreased to RMB877.6 million (US$127.8 million) from RMB899.6 million in the prior year period. As a percentage of total net revenue, marketing expenses for the second quarter of 2019 decreased to 3.9% from 4.3% in the prior year period.

•                      Technology and content expenses for the second quarter of 2019 decreased to RMB422.3 million (US$61.5 million) from RMB510.6 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the second quarter of 2019 decreased to 1.9% from 2.5% in the prior year period.

•                      General and administrative expenses for the second quarter of 2019 were RMB706.3 million (US$102.9 million), as compared with RMB615.2 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the second quarter of 2019 were 3.1%, as compared with 3.0% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the second quarter of 2019 increased by 141.2% year over year to RMB965.4 million (US$140.6 million) from RMB400.3 million in the prior year period. Operating margin for the second quarter of 2019 increased to 4.2% from 1.9% in the prior year period.

Non-GAAP income from operations5for the second quarter of 2019, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 97.6% year over year to RMB1.2 billion (US$171.2 million) from RMB594.8 million in the prior year period. Non-GAAP operating income margin6 for the second quarter of 2019 increased to 5.2% from 2.9% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the second quarter of 2019 increased by 19.3% year over year to RMB813.5 million (US$118.5 million) from RMB681.6 million in the prior year period. Net margin attributable to Vipshop’s shareholders for the second quarter of 2019 increased to 3.6% from 3.3% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the second quarter of 2019 increased to RMB1.21 (US$0.18) from RMB0.99 in the prior year period.

5  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

6  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

7  “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

Non-GAAP net income attributable to Vipshop’s shareholders for the second quarter of 2019, which excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from business acquisitions and equity method investments, (iii) tax effect of amortization of intangible assets resulting from business acquisitions, (iv) investment gain and revaluation of investments excluding dividends, (v) tax effect of investment gain and revaluation of investments excluding dividends, and (vi) share of gain in investment of limited partnership that is accounted for as an equity method investee, increased by 84.2% year over year to RMB1.1 billion (US$154.8 million) from RMB576.9 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the second quarter of 2019 increased to 4.7% from 2.8% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the second quarter of 2019 increased to RMB1.58 (US$0.23) from RMB0.84 in the prior year period.

For the quarter ended June 30, 2019, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 673,241,463.

BALANCE SHEET AND CASH FLOW

As of June 30, 2019, the Company had cash and cash equivalents and restricted cash of RMB7.8 billion (US$1.1 billion) and short term investments of RMB238.3 million (US$34.7 million).

For the quarter ended June 30, 2019, net cash from operating activities was RMB3.4 billion (US$500.9 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended	Jun 30, 2018	Jun 30, 2019	Jun 30, 2019
	RMB’000	RMB’000	US$’000
Net cash from operating activities	(502,235)	3,438,809	500,919
Add: Impact from Internet financing activities[11]	469,515	(1,254,977)	(182,808)
Less: Capital expenditures	(870,103)	(936,124)	(136,362)
Free cash flow (out)/in	(902,823)	1,247,708	181,749

8  Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

9  Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

10  Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets.

11  Impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers.

For the trailing twelve months ended	Jun 30, 2018	Jun 30, 2019	Jun 30, 2019
	RMB’000	RMB’000	US$’000
Net cash from operating activities	187,270	10,207,552	1,486,898
Add: Impact from Internet financing activities[11]	1,990,180	(1,829,324)	(266,471)
Less: Capital expenditures	(2,901,367)	(3,954,839)	(576,087)
Free cash flow (out)/in	(723,917)	4,423,389	644,340

Business Outlook

For the third quarter of 2019, the Company expects its total net revenue to be between RMB17.8 billion and RMB18.7 billion, representing a year-over-year growth rate of approximately 0% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the effective noon buying rate for June 28, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 28, 2019, or at any other rate.

Conference Call Information

The Company will hold a conference call on Thursday, August 15, 2019 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss its financial results and operating performance for the second quarter 2019.

United States:	+1-845-675-0437
International Toll Free:	+1-866-519-4004
China Domestic:	400-6208-038
Hong Kong:	+852-3018-6771
Conference ID:	#9137629

The replay will be accessible through August 23, 2019 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	#9137629

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from business acquisitions and equity method investments, (iii) tax effect of amortization of intangible assets resulting from business acquisitions, (iv) investment gain and revaluation of investments excluding dividends, (v) tax effect of investment gain and revaluation of investments excluding dividends, and (vi) share of gain in investment of limited partnership that is accounted for as an equity method investee. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (a) share-based compensation, (b) amortization of intangible assets, (c) investment gain and revaluation of investments excluding dividends, and (d) share of gain in investment of limited partnership that is accounted for as an equity method investee adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (1) non-cash share-based compensation expenses, (2) amortization of intangible assets, (3) investment gain and revaluation of investments excluding dividends, and (4) share of gain in investment of limited partnership that is accounted for as an equity method investee. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	June 30,2018	March 31,2019	June 30,2019	June 30,2019
	RMB’000	RMB’000	RMB’000	USD’000

Product revenues	20,103,555	20,459,633	21,721,951	3,164,159
Other revenues (1)	634,820	858,983	1,021,767	148,837
Total net revenues	20,738,375	21,318,616	22,743,718	3,312,996
Cost of revenues	(16,694,602)	(16,962,283)	(17,654,577)	(2,571,679)
Gross profit	4,043,773	4,356,333	5,089,141	741,317
Operating expenses:
Fulfillment expenses (2)	(1,897,097)	(1,761,770)	(2,198,543)	(320,254)
Marketing expenses	(899,581)	(780,920)	(877,573)	(127,833)
Technology and content expenses	(510,603)	(382,956)	(422,314)	(61,517)
General and administrative expenses (3)	(615,169)	(668,920)	(706,252)	(102,877)
Total operating expenses	(3,922,450)	(3,594,566)	(4,204,682)	(612,481)
Other operating income	278,960	101,404	80,904	11,785
Income from operations	400,283	863,171	965,363	140,621
Investment gain and revaluation of investments	309,059	214,085	15,012	2,187
Interest expense	(39,003)	(31,983)	(12,194)	(1,776)
Interest income	62,272	70,560	41,732	6,079
Foreign exchange gain(loss)	79,557	(41,631)	30,920	4,504
Income before income tax expense and share of gain of equity method investees	812,168	1,074,202	1,040,833	151,615
Income tax expenses (4)	(125,486)	(243,897)	(213,392)	(31,084)
Share of gain(loss) of equity method investees	2,092	46,659	(9,572)	(1,394)
Net income	688,774	876,964	817,869	119,137
Net gain attributable to noncontrolling interests	(7,130)	(4,682)	(4,351)	(634)
Net income attributable to Vipshop’s shareholders	681,644	872,282	813,518	118,503

Shares used in calculating earnings per share (5):
Weighted average number of Class A and Class B ordinary shares:
—Basic	132,138,434	133,037,380	133,403,777	133,403,777
—Diluted	140,270,995	139,290,699	134,648,293	134,648,293

Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	5.16	6.56	6.10	0.89
Net income attributable to Vipshop’s shareholders—Diluted	4.97	6.33	6.04	0.88

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	1.03	1.31	1.22	0.18
Net income attributable to Vipshop’s shareholders—Diluted	0.99	1.27	1.21	0.18

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, and inventory and warehouse management services to certain suppliers.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.14 billion,RMB 1.1 billion and RMB 1.21 billion in the three month periods ended June 30,2018, March 31,2019 and June 30,2019, respectively.

(3) General and administrative expenses include amortization of intangible assets resulting from business acquisitions, which amounted to RMB 0.6 million, RMB 0.6 million and RMB 0.5 million in the three month periods ended June 30,2018, March 31,2019 and June 30,2019, respectively.

(4) Income tax expenses include income tax benefits of RMB 0.2 million, RMB 0.2 million and RMB 0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three month periods ended June 30, 2018, March 31,2019 and June 30,2019, respectively.

(5) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	June 30,2018	March 31,2019	June 30,2019	June 30,2019
	RMB’000		RMB’000	USD’000
Share-based compensation expenses included are as follows
Fulfillment expenses	21,217	19,466	37,497	5,462
Marketing expenses	11,501	10,843	10,970	1,598
Technology and content expenses	62,542	52,605	58,010	8,450
General and administrative expenses	98,658	89,813	103,048	15,011
Total	193,918	172,727	209,525	30,521

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31,2018	June 30,2019	June 30,2019
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,540,556	6,836,990	995,920
Restricted cash	497,916	995,255	144,975
Short term investments	2,321,244	238,302	34,713
Accounts receivable, net	5,674,731	3,999,549	582,600
Amounts due from related parties	17,475	78,919	11,496
Other receivables and prepayments,net	3,594,736	2,583,560	376,338
Loan Receivables,net	310,873	763,360	111,196
Inventories	5,368,106	4,489,339	653,946
Total current assets	27,325,637	19,985,274	2,911,184
NON-CURRENT ASSETS
Property and equipment, net	8,531,483	9,194,037	1,339,262
Deposits for property and equipment	176,556	130,076	18,948
Land use rights, net	3,885,578	4,466,116	650,563
Intangible assets, net	353,108	351,333	51,178
Investment in equity method investees	667,427	717,376	104,498
Other investments	1,470,551	1,790,343	260,792
Other long-term assets	396,447	806,760	117,518
Goodwill	367,106	356,050	51,865
Deferred tax assets, net	388,770	447,254	65,150
Operating lease right-of-use assets(1)	0	988,655	144,014
Total non-current assets	16,237,026	19,248,000	2,803,788
TOTAL ASSETS	43,562,663	39,233,274	5,714,972

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,343,160	637,494	92,861
Accounts payable	11,630,172	10,762,058	1,567,670
Advance from customers	1,473,134	783,655	114,152
Accrued expenses and other current liabilities	5,512,605	4,985,198	726,176
Amounts due to related parties	323,108	399,082	58,133
Deferred income	367,512	387,002	56,373
Securitization debt	969,000	494,000	71,959
Convertible senior notes	4,327,268	0	0
Operating lease liabilities(1)	0	257,524	37,513
Total current liabilities	25,945,959	18,706,013	2,724,837
NON-CURRENT LIABILITIES
Deferred tax liability	4,960	51,267	7,468
Deferred income-non current	400,951	455,468	66,346
Operating lease liabilities(1)	0	720,484	104,950
Total non-current liabilities	405,911	1,227,219	178,764
TOTAL LIABILITIES	26,351,870	19,933,232	2,903,601

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 116,395,883 and 117,022,836 shares issued and outstanding as of December 31, 2018 and June 30,2019, respectively)	75	76	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2018 and June 30,2019, respectively)	11	11	2
Additional paid-in capital	9,385,216	9,767,477	1,422,793
Retained earnings	7,907,396	9,593,197	1,397,407
Accumulated other comprehensive loss	(30,883)	(21,181)	(3,083)
Noncontrolling interests	(51,022)	(39,538)	(5,759)
Total shareholders’ equity	17,210,793	19,300,042	2,811,371
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	43,562,663	39,233,274	5,714,972
	—	0	0

(1)On January 1, 2019, the Company adopted ASU 2016-02, “Leases (Topic 842)” and associated ASUs related to Topic 842 using the modified retrospective transition, under which the new standard was applied to leases existing at the date of initial adoption, and prior periods were not restated.

Vipshop Holdings Limited

 Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	June 30,2018	June 30,2019	June 30,2019
	RMB’000	RMB’000	USD’000
Income from operations	400,283	965,363	140,621
Share-based compensation expenses	193,918	209,525	30,521
Amortization of intangible assets resulting from business acquisitions	607	511	74
Non-GAAP income from operations	594,808	1,175,399	171,216

Net income	688,774	817,869	119,137
Share-based compensation expenses	193,918	209,525	30,521
Investment gain and revaluation of investments excluding dividends	(309,059)	(2,198)	(320)
Share of gain in investment of limited partnership that is accounted for as an equity method investee	0	24,218	3,528
Tax effect of investment gain and revaluation of investments excluding dividends	9,967	17,150	2,498
Amortization of intangible assets resulting from business acquisitions and equity method investments	607	511	74
Tax effect of amortization of intangible assets resulting from business acquisitions	(152)	(128)	(19)
Non-GAAP net income	584,055	1,066,947	155,419

Net income attributable to Vipshop’s shareholders	681,644	813,518	118,503
Share-based compensation expenses	193,918	209,525	30,521
Investment gain and revaluation of investments excluding dividends	(309,059)	(2,198)	(320)
Share of gain in investment of limited partnership that is accounted for as an equity method investee	0	24,218	3,528
Tax effect of investment gain and revaluation of investments excluding dividends	9,967	17,150	2,498
Amortization of intangible assets resulting from business acquisitions and equity method investments	597	501	73
Tax effect of amortization of intangible assets resulting from business acquisitions	(149)	(125)	(18)

Non-GAAP net income attributable to Vipshop’s shareholders	576,918	1,062,589	154,785

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	132,138,434	133,403,777	133,403,777
—Diluted	140,270,995	134,648,293	134,648,293

Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	4.37	7.97	1.16
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	4.22	7.89	1.15

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.87	1.59	0.23
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.84	1.58	0.23